Mail Stop 3561

July 17, 2008

William H. McGill Jr.
Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North
Clearwater, FL 33764

       Re: **MarineMax, Inc.**
                Form 10-K for Fiscal Year Ended September 30, 2007
                Filed December 11, 2007
                Definitive Proxy Statement filed on Schedule 14A
                Filed January 16, 2008
                Written Response
                Filed June 26, 2008
                File No. 1-14173

Dear Mr. McGill:

      We have reviewed your response to our letter dated June 26, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Compensation Discussion and Analysis, page 6

1. We note your response to prior comment four in our letter dated May 29, 2008. We recognize that specific disclosure of future events is not possible, but rather what is requested is the general format and tenor of your proposed disclosure expanded from your prior year information. We understand that your disclosure will be tailored to the specifics at the time. We also note you believe disclosure of quantitative criteria would cause you competitive harm. Please revise your disclosure to discuss how difficult it will be for named executive officers or how likely it will be for you to achieve the quantitative criteria. Please see Instruction 4 to Item 402(b) of Regulation S-K and the questions in Section 118 of the Compliance &.Disclosure Interpretations July 3, 2008 at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k. Please provide us with the disclosure you would expect to present in future filings regarding quantitative disclosure and the difficulty of achieving the criteria.

<u>Certain Transactions, page 19</u>

2. We note your response to prior comment six in our letter dated May 29, 2008. You state in your proposed disclosure that your board of directors will review and approve transactions with your directors or officers. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether a board member or an officer has a "direct or indirect financial interest" in the transaction. Please also indicate whether these policies and procedures are in writing.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director